1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2019
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 10, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC November 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2019: On a consolidated basis, revenues for November 2019 were approximately NT$107.88 billion, an increase of 1.7 percent from October 2019 and an increase of 9.7 percent from November 2018. Revenues for January through November 2019 totaled NT$966.67 billion, an increase of 2.7 percent compared to the same period in 2018.

TSMC November Revenue Report (Consolidated):

(Unit:NT$ million)
Period	November 2019	October 2019	M-o-M Increase (Decrease) %	November 2018	Y-o-Y Increase (Decrease) %	January to November 2019	January to November 2018	Y-o-Y Increase (Decrease) %
Net Revenues	107,884	106,040	1.7	98,389	9.7	966,672	941,643	2.7

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Elizabeth Sun Senior Director Corporate Communications Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2019.

1.	Sales volume (in NT$ thousands)
	Period	Items	2019	2018
	Nov.	Net sales	107,884,396	98,389,414
	Jan. - Nov.	Net sales	966,672,310	941,642,959

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		56,388,738	24,331,930
	TSMC Global**		401,992,926	30,505,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		396,714,017	2,538,422
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	127,535,574
	Mark to Market Profit/Loss	(838,707)
	Unrealized Profit/Loss	(858,146)
Expired Contracts	Notional Amount	462,653,850
	Realized Profit/Loss	(80,130)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	122,020
	Mark to Market Profit/Loss	125,547
	Unrealized Profit/Loss	3,541
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	-
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	11,880,711
	Mark to Market Profit/Loss	(459)
	Unrealized Profit/Loss	(24,920)
Expired Contracts	Notional Amount	118,086,281
	Realized Profit/Loss	(195,734)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	931,022
	Mark to Market Profit/Loss	1,850
	Unrealized Profit/Loss	1,485
Expired Contracts	Notional Amount	3,092,809
	Realized Profit/Loss	(3,048)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,037,741
	Mark to Market Profit/Loss	(2,000)
	Unrealized Profit/Loss	2,888
Expired Contracts	Notional Amount	29,204,749
	Realized Profit/Loss	4,472
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	6,063,621
	Mark to Market Profit/Loss	(19,299)
	Unrealized Profit/Loss	(45,299)
Expired Contracts	Notional Amount	20,185,309
	Realized Profit/Loss	(72,864)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(33,892)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	4,014,458
	Mark to Market Profit/Loss	6,856
	Unrealized Profit/Loss	162,335
Expired Contracts	Notional Amount	40,269,651
	Realized Profit/Loss	(350,900)
Equity price linked product (Y/N)		N